101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

December 2, 2005
U.S. Securities and Exchange Commission	Via Federal Express
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

Re:	Eagle Broadband, Inc. (the “Company” or “Eagle”)
Amendment No. 2 to Form S-1, filed October 28, 2005
File No.: 333-127895

Dear Mr. Spirgel:

Please be advised that, concurrent with this response, the Company filed Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”). A courtesy copy of the filing is enclosed herewith, together with a redline comparison to Amendment No. 2 filed October 28, 2005. The following are our responses to your comment letter dated November 8, 2005. Our responses are numbered to correspond with the numbered paragraphs included in your comment letter.

Please note that the Amendment has been updated to include our audited financial statements as of August 31, 2005, an updated Management’s Discussion and Analysis section, and other information updated as of August 31, 2005. In the enclosed redlined document, the financial statements and MD&A section are not presented with marked changes, as these sections were replaced in their entirety with the information contained in our Annual Report on Form 10-K filed November 29, 2005.

Amendment No. 2 to Form S-1, General

1.
The Company has filed (or incorporated by reference) all previously omitted exhibits, including a current auditor’s consent from Lopez, Blevins, Bork and Associates, LLP (Exhibit 23.1). We did not list a consent from McManus & Co. in Amendment No. 2 because we realized that, due to our financial statements being more than 134 days old, updated financial statements would be necessary in a subsequent amendment. Since these updated financial statements do not include fiscal year 2002, a consent from McManus & Co. is no longer necessary.

Prospectus Summary, page 1

2.
The warrant agreement with Keystone was executed on November 16, 2005. Although the warrant form was not complete at the time of the original S-1 filing, the terms of the warrant had been agreed upon by the parties, and Eagle was legally obligated to issue the warrant in accordance with those terms at the time of the original S-1 filing.

Mr. Larry Spirgel	Page 2
December 2, 2005

Part II - Information not Required in the Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

3.
The August 2005 disclosure has been revised to include the name of the individual to whom the 1,157,895 shares were issued and the consideration therefor. In the August 16, 2005 order issued by the 56th Judicial District Court of Galveston County, Texas, the court specifically addressed the fairness of the stock issuance in approving the settlement after being advised that the Company would rely on the Section 3(a)(10) exemption based on the court’s fairness opinion.

The October 2003 disclosure has been revised to include information regarding the individual to whom the 4,756,249 shares were issued and the consideration therefor.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4.	Exhibit 3.1, Restated Articles of Incorporation, was filed with the Amendment, replacing Exhibits 3.1(a) through 3.1(f).

If you have any questions regarding the foregoing, please call me at (281) 538-6014.

Very truly yours,

/s/ Jeff Adams
Jeff Adams
Corporate Counsel